October 30, 2023

VIA EDGAR

Stacie Gorman

Jeffrey Gabor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shimmick Corporation

Acceleration Request for Shimmick Corporation

Registration Statement on Form S-1

File No. 333-274870

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Shimmick Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Eastern Time, on November 1, 2023, or as soon as possible thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Zachary Davis at (404) 572-2770 or Alan Noskow at (202) 626-5572 of King & Spalding LLP.

[Signature Page Follows]

Very truly yours,

SHIMMICK CORPORATION

By:	/s/ Devin J. Nordhagen
Name:	Devin J. Nordhagen
Title:	Executive Vice President, Chief Financial Officer

cc:	Mitchell B. Goldsteen, Shimmick Corporation

Steven E. Richards, Shimmick Corporation

Zachary Davis, King & Spalding LLP

Alan Noskow, King & Spalding LLP

[Signature Page to Shimmick Corporation Acceleration Request]